                                                                                                          EXHIBIT 12.1

                                                      VALERO ENERGY CORPORATION

                                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                                       (Dollars in Thousands)


                                               Year Ended             Year Ended                Year Ended         Year Ended
                                              December 31,        December 31, 1994         December 31, 1993     December 31,
                                             1996      1995   Pro Forma<F1> Historical  Pro Forma<F1> Historical      1992

Pretax income from continuing
  operations <F5>. . . . . . . . . . . . . $113,701 $  95,138   $ 16,489     $ 27,982     $ 76,698     $ 68,224     $131,419
Add (Deduct):
 Net interest expense <F4> . . . . . . . .   95,177   101,222     98,695       76,921       89,413       37,182       30,423
 Amortization of previously capitalized
  interest . . . . . . . . . . . . . . . .    6,061     6,820      6,847        6,282        6,300        4,998        4,544
 Interest portion of rental expense <F2> .   14,034    13,251      8,259        6,695        8,003        4,316        4,214
 Distributions (less than)/in excess of
  equity in earnings of VNGP, L.P. <F3>. .     -         -          -          18,968         -          (4,970)      (1,067)
 Distributions (less than) equity in
  earnings of joint ventures <F4>. . . . .   (3,899)   (4,304)    (2,437)      (2,437)        -            -            -
  Earnings as defined. . . . . . . . . . . $225,074  $212,127   $127,853     $134,411     $180,414     $109,750     $169,533

Net interest expense <F4>. . . . . . . . . $ 95,177  $101,222   $ 98,695     $ 76,921     $ 89,413     $ 37,182     $ 30,423
Capitalized interest . . . . . . . . . . .    4,328     4,699      2,558        2,365       14,048       12,335       15,853
Interest portion of rental expense <F2>. .   14,034    13,251      8,259        6,695        8,003        4,316        4,214
  Fixed charges as defined . . . . . . . . $113,539  $119,172   $109,512     $ 85,981     $111,464     $ 53,833     $ 50,490

Ratio of earnings to fixed charges . . . .     1.98x     1.78x      1.17x        1.56x        1.62x        2.04x        3.36x


<F1> The pro forma computations reflect the consolidation of the Partnership with the Company for all of 1994 and 1993.

<F2> The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

<F3> Represents the Company's undistributed equity in earnings or distributions in excess of equity in earnings of the
     Partnership for the periods prior to and including May 31, 1994.  On May 31, 1994, the Merger of the Partnership
     with the Company was consummated and the Partnership became a wholly owned subsidiary of the Company.

<F4> The Company has guaranteed its pro rata share of the debt of Javelina Company, an equity method investee in which the Company holds a 20% interest.  The interest expense related to the guaranteed debt is not included in the computation of the ratio as the Company has not been required to satisfy the guarantee nor does the Company believe that it is probable that it would be required to do so.

<F5> The 1994 historical and pro forma amounts have been restated to reflect the effects of a prior period adjustment resulting in a charge to 1994 income for an acquisition expense accrual originally charged to property, plant and equipment.